(ECD LETTERHEAD)

March 11, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE:   Post-Effective Amendment No. 1
            to Form S-1 Registration Statement
            SEC File No. 333-111500
            Access No. 0000032878-04-000029

Ladies and Gentlemen:

Please withdraw from filing the above-referenced Post-Effective Amendment No. 1 (Amendment).

Energy Conversion Devices, Inc. (ECD) has been advised by the Commission that ECD has used an inappropriate form type (S-1/A) when the Amendment was filed on March 5, 2004. The appropriate form type should have been POSAM.

The examiner assigned to review the Amendment has consented to the withdrawal of the Amendment and has advised us to file this form type AW.

We expect to refile the Amendment later today as form type POSAM.

                                    Sincerely,

                                    ENERGY CONVERSION DEVICES, INC.



                                    By: ------------------------------------
                                          Roger John Lesinski, Esq.
                                          General Counsel